Famwisely, Inc.

Reviewed Financial Statements
as of
December 31, 2021 and 2020

Duckworth & Gordon, PLLC
3550 N. University Ave, Ste 300
Provo, UT 84604
(801) 377-2727

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

FINANCIAL STATEMENTS
Balance Sheets (unaudited)
Statements of Income (unaudited)
Statements of Stockholders' Equity (unaudited)
Statements of Cash Flows (unaudited)
Notes to Financial Statements (unaudited)



DUCKWORTH
& GORDON

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Famwisely, Inc.
South Jordan, UT

We have reviewed the accompanying financial statements of Famwisely, Inc. which comprise the balance sheet as of December 31, 2021 and 2020, and the related statements of income and stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modification that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Famwisely, Inc. and to meet our ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Duckworth + Gordon, PLLC

Duckworth & Gordon, PLLC
July 31, 2022

3550 N UNIVERSITY AVE · SUITE 300 · PROVO · UT · 84604
PH 801.377.2727 · FX 801.377.0096

FAMWISELY, INC.

BALANCE SHEETS (Unaudited)

AS OF DECEMBER 31, 2021 and 2020

	31-Dec-21	31-Dec-20
ASSETS		
Current Assets:		
Cash	$ 183,024	$ 16,073
Other Current Assets		
Payroll Tax Credit Receivable	55,545	-
Total Other Current Assets	55,545	-
Total Current Assets	238,569	16,073
Other Assets		
Domain Name (Net)	-	11,611
Total Other Assets	-	11,611
TOTAL ASSETS	**$ 238,569**	**$ 27,684**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Card Payable	$ 572	$ 872
Interest Payable - Convertible Debt	33,442	-
Payroll Liabilities	25,211	-
Total Current Liabilities	59,225	872
Long-Term Liabilities		
Convertible Debt	807,290	-
Total Long-Term Liabilities	807,290	-
TOTAL LIABILITIES	866,515	872
Members' Equity	-	26,812
Stockholders' Equity:		
Common Stock $.001 par value, 20,000,000 shares authorized;		
10,000,000 issued and outstanding as of December 31, 2021	10,000	-
Additional Paid in Capital	155,311	-
Accumulated Deficit	(793,257)	-
TOTAL STOCKHOLDERS' EQUITY	(627,946)	26,812
TOTAL LIABILTIES & STOCKHOLDERS' EQUITY	**$ 238,569**	**$ 27,684**

See accompanying notes and independent accountant's review report

FAMWISELY, INC.

STATEMENTS OF INCOME (Unaudited)

FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020

	2021	2020
Sales	$ -	$ -
Operating Expenses:		
Accounting	6,144	95
Advertising	5,065	21,192
Amortization	-	470
Bank Service Charge	58	50
Computer & Internet Expenses	12,195	-
Dues & Subscriptions	8,390	2,996
Education & Training	4,821	263
Insurance Expense	46,406	-
Interest Expense	33,442	
Meals & Entertainment	693	1,450
Office Supplies	8,529	1,735
Officer Compensation	71,923	-
Outside Services	53,400	47,505
Payroll Expense	437,774	-
Payroll Tax Expense	40,418	-
Professional Fees	27,539	13,458
Rent Expense	-	735
Taxes & Licenses	45	-
Travel	2,011	-
Total Operating Expenses	758,853	89,949
Operating Income	(758,853)	(89,949)
Other Income/Expense:		
Deferred Income Benefit/(Expense)	55,545	0
Total Other Income	55,545	-
Net Ordinary Income	**$ (703,308)**	**$ (89,949)**

See accompanying notes and independent accountant's review report

FAMWISELY, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (Unaudited)
DECEMBER 31, 2021 and 2020

| | Famwisely, LLC | Famwisely, Inc. | | | | |
	Members' Equity/(Deficit)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Accumulated Defecit	Total Stockholders' Equity/(Deficit)
Balance December 31, 2019	$ -	-	$ -	$ -	$ -	$ -
Member Contributions	116,761					
Net Loss	(89,949)					
Balance December 31, 2020	26,812	-	-	-	-	-
Conversion to Corporation	(26,812)	10,000,000	10,000	116,761	(89,949)	36,812
Shareholder Contributions	-			38,550		38,550
Net Less for the Period	-				(703,308)	(703,308)
Balance December 31, 2021	$ -	10,000,000	$ 10,000	$ 155,311	$ (793,257)	$ (627,946)

See accompanying notes and independent accountant's review report

FAMWISELY, INC.
STATEMENTS OF CASH FLOWS (Unaudited)
FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020

	2021	2020
Cash Flows from Operating Activities:		
Net Income	$ (703,308)	(89,949)
Adjustments to Reconcile Net Income to Net Cash		
Flow Provided (Used) by Operating Activities:		
Amortization Expense	-	470
Increse in Credit Card Balance	572	872
Increase in Payroll Liabilities	25,211	-
Increase in Interest Payable	33,442	
Increase in Payroll Tax Credit Receivable	(55,545)	-
Net Cash Used by Operating Activities	(699,628)	(88,607)
Cash Flows from Investing Activities:		
Purchase of Domain Name	-	(12,081)
Net Cash Used by Investing Activities	-	(12,081)
Cash Flows from Financing Activities:		
Proceeds from Capital Contributions	-	116,761
Proceeds from Convertible Debt Offering	807,290	
Proceeds from Sale of Common Stock	59,289	-
Net Cash Provided by Financing Activities	866,579	116,761
Net Increase in Cash	166,951	16,073
Cash, Beginning of Year	16,073	-
Cash, End of Year	**$ 183,024**	**$ 16,073**

NOTE A – ORGANIZATION AND DESCRIPTION OF BUSINESS

Background

Famwisely, Inc. is a Delaware Corporation that was incorporated in 2021 by Philip Anderson and Bruce Hymas. Famwisely, LLC is a limited liability company organized in 2020 under common ownership of Famwisely, Inc. At the beginning of 2021 the owners of Famwisely, LLC agreed to exchange 100 percent of their interest in Famwisely LLC for 100 percent ownership interest of Famwisely, Inc. The Company specializes in connecting customers to a community of other parents and professionals so they can find, save, and share the best parenting solutions for unique challenges faced by parents.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Famwisely, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Liquidity and Going Concern

The financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company had a net loss of $725,412 as of the year ended December 31, 2021, its first year of operations.

Management believes these conditions raise substantial doubt about the Company's ability to continue as a going concern for the next twelve months from the date these financial statements were issued. The ability to continue as a going concern is dependent upon profitable future operations, positive cash flows, and additional financing.

Management intends to continue to raise money through crowd funding and private equity offerings. The current crowd fund offering could raise up to 1 million in operating capital. This would provide over a year of operating costs at the Company's current monthly burn rate. Management will also continue conversations with Angel investors to seek additional capital raises if needed. Management believes the online marketplace will have enough users to begin selling ad space at the end of March 2023, and shortly thereafter begin collecting revenue splits with service providers using their platform.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company considers cash on hand, cash in banks, and other short-term securities with a maturity of three months or less to be cash equivalents.

Use of Estimates

The Company's accounting policies conform to generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. Accordingly, actual results could vary from the estimates that were assumed in preparing the financial statements.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from estimates.

Risks and Uncertainties

The Company is undertaking a new business venture in a new market that will come with substantial risk that could potentially have a risk of business failure.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using current tax rates expected to apply to taxable income in the years in which those temporary differences are anticipated to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the current period.
Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The effect of income tax positions is recognized only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company measures and recognizes the tax implications of positions expected to be taken in its tax returns each year. The Company's December 31, 2021 tax return is subject to examination by federal and state taxing authorities. However, the Company's federal net operating losses will remain subject to examination until the losses are utilized or expire. The Companies 2021 NOL will be subject to the new limitations imposed by TCJA. Under the new law, an NOL can offset only 80% of taxable income in any given tax year. Furthermore, NOLs can no longer be carried back, they must be carried forward. The 20-year carryforward period has been replaced with an indefinite carryforward period for NOLs incurred for tax years beginning after December 31, 2017.

Revenue Recognition

The company has no sales and as a result has not started recognizing revenue.

Research and Development Expense

Costs incurred for research and development, which primarily consist of wages, materials and payments to subcontractors are expensed as incurred.

NOTE C – LONG-TERM LIABILITIES

The Company issued Convertible notes to investors April of 2021 in the amount of $807,290. The notes mature two years from issuance and bear interest at 6 percent per year. No repayments or conversions occurred in 2021 and the balance of $807,290 is still owing, in addition to the interest accrued as of December 31, 2021 of 33,442. Interest expense for the year ended December 3, 2021 was $33,442. Conversion of the notes is as follows:

1. In the event the company issues preferred equity securities in a venture-type capital transaction resulting in proceeds to the Company of not less than $3,400,000. This conversion will provide the convertible debt holders a 20 percent discount in comparison to securities offered in the qualified financing event, but in no event shall the conversion

NOTE C – LONG-TERM LIABILITIES (continued)

        price be greater than the price per security based upon a pre-money valuation of $10 Million.

2. If any one person becomes a beneficial owner of more that 50 percent of the voting power of then outstanding securities of the company (ownership change can't be caused by death of an equity holder, public offering, sale of securities primarily for capital raising, or a transaction in which the Company becomes a subsidiary of another company). When the control of the company changes the majority note holder will elect to have the notes and any accrued interest paid on demand or redeemable for a payment equal to the amount investor would have received had the investor's note converted immediately prior to such change of control transaction to (A) the securities issuable in connection with the Qualified Financing at the discount rate specified above or (B) if no Qualified Financing is pending at the time of such Change of Control Transaction, to shares of the Series B non-Voting Common Stock of the Company at a conversion price per equity security equivalent to a fully-diluted pre-conversion, pre-Change of Control valuation of $10 Million to be paid in the same form of consideration received by other equityholders in such Change of Control Transaction.

3. If no qualified financing or change of control transactions has occurred on or prior to the maturity date, then the entire unpaid principal amount of the Notes together with any accrued but unpaid interest theron shall be either (i) repaid by the Company in cash, or (ii) at the option and election of the majority debt holders, retired by conversion of the outstanding principal and accrued, unpaid interest of the notes into shares of Series B non-Voting Common Stock of the company at a conversion price equal to the price per security of the equity securities of the Company then outstanding based on a pre-conversion valuation of the Company equal to $10 Million.

NOTE D – STOCKHOLDERS' EQUITY

The Company is authorized to issue 20,000,000 shares of common voting stock with a par value of $.001 per share. As of December 31, 2021 there were 10,000,000 shares issued and outstanding.

NOTE E – INCOME TAXES

The Company's 2021 loss from operations was $725,411. For income tax purposes, the Company's 2021 operating loss is $669,867, this loss will expire in 2041. The operating loss is subject to the limitations which were enacted in the Tax Cuts and Jobs Act ("TCJA"). These

operating losses can offset only 80% of taxable income in any given tax year. The carryover period for these operating losses is indefinite. No federal or state tax asset has been reported in the financial

NOTE E – INCOME TAXES (continued)

statements because the Company believes there is a 50% or greater chance that the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards (approximately $188,000) have been offset by a valuation allowance of the same amount.

The company claimed an R&D Tax credit of $55,545 on its 2021 Form 1120. An election was made to take that credit against the employer portion of the Social Security tax. The Company expects to begin claiming that credit in Q3 of 2022. As a result, this tax credit was recognized as income tax benefit on the 2021 Financial Statements.

NOTE F – SUBSEQUENT EVENTS

The Company has had two additional convertible debt offerings in 2022. The terms of the notes are identical to the 2021 convertible notes described above. The offering dates and amounts are as follows:

- February 25, 2022 - $404,380
- July 9, 2022 - $120,625

Management has evaluated subsequent events through July 31, 2022, the date on which the financial statements were available to be issued.